

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2025

Wenxi He
Chief Executive Officer and Chairwoman
Metal Sky Star Acquisition Corporation
221 River Street, 9th Floor
Hoboken, NJ 07030

      Re: Metal Sky Star Acquisition Corporation
          Preliminary Proxy Statement on Schedule 14A
          Filed March 6, 2025
          File No. 001-41344

Dear Wenxi He:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Xinyue Yang